RESULTS OF SHAREHOLDER MEETING
VIRTUS OPPORTUNITIES TRUST
March 27, 2009
(Unaudited)


At a special meeting of shareholders of Virtus Money Market Fund, a former series of Virtus Opportunities Trust, held on March 27, 2009, shareholders voted on the following proposal:

To approve an Agreement and Plan of
Reorganization to merge Virtus
Money Market Fund, a former series
of Virtus Opportunities Trust into
Virtus Insight Money Market Fund, a
series of Virtus Insight Trust

Number of Eligible Shares Voted:
                 For              Against                 Abstain
              36,147,961         1,543,976               3,274,679